UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on March 21, 2024, titled “SaverOne Engages with Top-tier Global Consultancy Firm to Develop Strategic Plan for its Vulnerable Road User (VRU) Solution.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “SaverOne Engages with Top-tier Global Consultancy Firm to Develop Strategic Plan for its Vulnerable Road User (VRU) Solution.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: March 21, 2024	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

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